[MITEL LETTERHEAD]

September 26, 2007

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:    Michele M. Anderson, Esq.
Legal Branch Chief

Re:          Mitel Networks Corporation
Application for Withdrawal of Registration Statement on Form F-1 (File No. 333-133947)

Dear Ms. Anderson:

Mitel Networks Corporation, a corporation organized under the laws of Canada (the "Company"), hereby requests that its Registration Statement on Form F-1 (File No. 333-133947), originally filed with the Securities and Exchange Commission (the "Commission") on May 10, 2006 (together with all amendments and exhibits thereto, the "Registration Statement"), be withdrawn, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act of 1933, as amended.

The Registration Statement was originally filed with the Commission pursuant to a proposed initial public offering of the Company's common shares, no par value (the "Initial Public Offering").  In light of the Company's recently completed acquisition of Inter-Tel (Delaware) Incorporated, the Company has determined to not proceed with the Initial Public Offering at this time.  The Company therefore requests that the Registration Statement be withdrawn.  No securities have been or will be issued or sold pursuant to the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please telephone Ryan Dzierniejko of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company, at (416) 777-4700.

Very truly yours,

MITEL NETWORKS CORPORATION

By:	/s/ Greg Hiscock
	Name:	Greg Hiscock
	Title:	Senior Corporate Counsel

cc:        Derek Swanson
(Securities and Exchange Commission)

Riccardo Leofanti
Ryan Dzierniejko
(Skadden, Arps, Slate, Meagher & Flom LLP)